

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 15, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of The Advisors' Inner Circle Fund III, under the Exchange Act of 1934.

- Rayliant Quantitative Developed Market Equity ETF

- Rayliant Quantamental Emerging Market Equity ETF

Sincerely,